SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NAUTILUS MARINE ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, $0.0001
(Title of Class of Securities)

Y655E101
(CUSIP Number of Class of Securities)

Prokopios (Akis) Tsirigakis
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017
Tel: (212) 370-1300

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Barry I. Grossman, Esq.
Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
            (212) 370-1300
(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$41,786,730	$4,788.76

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 4,137,300 common stock of Nautilus Marine Acquisition Corp., par value $0.0001, at the tender offer price of $10.10 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,789	Filing Party: Nautilus Marine Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: December 7, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 2 TO
SCHEDULE TO

Nautilus Marine Acquisition Corp., a Marshall Islands corporation (“Nautilus” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 7, 2012 (together with all amendments and supplements thereto, the “Schedule TO”).  The Schedule TO, as further amended by this Amendment No. 2 to the Schedule TO, relates to the offer by the Company’s offer to purchase for cash up to 4,137,300 shares of its common stock, par value $0.0001 (“Common Shares”), at a price of $10.10 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $41,786,730.  The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated December 7,  2012 (as amended and supplemented, the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)).

The Offer, as extended via this Amendment No. 2, now expires at 5:00 p.m., New York City time, on Tuesday, January 22, 2013, unless the Offer is further extended or earlier terminated.

This Amendment No. 2 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the Securities and Exchange Commission.  Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 2 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 2 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Items 1 through 11.

On January 4, 2013, the Company issued a press release announcing the extension of the Offer to 5:00 p.m., New York City time, on Tuesday, January 22, 2013.  A copy of the press release is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits

Item 12 is hereby amended and supplemented by adding the following exhibit:
Exhibit Number	Description
(a)(5)(D)	Press Release, dated January 4, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAUTILUS MARINE ACQUISITION CORP.

By:	/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis
President

Date:  January 4, 2013

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated December 7, 2012.
(a)(1)(B)*	Letter of Transmittal To Tender Common Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)*	Press Release dated December 7, 2012.
(a)(5)(B)*	Investor Presentation dated December 7, 2012.
(a)(5)(C)*	Revised Presentation Materials as of December 20, 2012.
(a)(5)(D)	Press Release dated January 4, 2013
(d)(1)*
Underwriting Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corp. and Maxim Group, LLC, as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(2)*
Warrant Agreement dated July 20, 2011, by and between American Stock Transfer & Trust Company and Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(3)*
Investment Management Trust Agreement dated July 14, 2011, by and between American Stock Transfer & Trust Company and Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(4)*
Registration Rights Agreement dated July 14, 2011, by and between Nautilus Marine Acquisition Corp., Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(5)*
Letter Agreement dated July 14, 2011, by and between Nautilus Marine Acquisition Corp. and Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(6)*
Amendment No. 2 to the Warrant Subscription Agreement dated July 14, 2011 by and between Nautilus Marine Acquisition Corp. and Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(7)*
Administrative Services Agreement dated June 1, 2011 by and between the Nautilus Marine Acquisition Corp. and Fjord Nepa (Greece) (incorporated by reference to Exhibit 4.9 to the Form 20-F filed by Nautilus Marine Acquisition Corp. on February 16, 2012).

(d)(8)*
Second Amended and Restated Articles of Incorporation of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(9)*	Certificate of Correction of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 1.2 to the Form 20-F filed by Nautilus Marine Acquisition Corp. on February 16, 2012).
(d)(10)*
Share Purchase Agreement, by and among Nautilus Marine Acquisition Corp., Assetplus Limited, Vega Resources Group AS, and Oil & Gas Ships Investors Limited, dated December 5, 2012 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(11)*
Form of Lock-up with Put Agreement, entered into by and between Nautilus Marine Acquisition Corp. and certain investors, dated on November 12, 2012 (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(12)*	Form of Amendment to Bylaws (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).
(d)(13)*	First Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).
(d)(14)*
Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.5 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(15)*
Irrevocable Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.6 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(16)*
Amended and Restated Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $60,000 (incorporated by reference to Exhibit 4.7 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(17)*
Amended and Restated Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $60,000 (incorporated by reference to Exhibit 4.8 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(18)*
Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $70,000 (incorporated by reference to Exhibit 4.9 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(19)*
Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $70,000 (incorporated by reference to Exhibit 4.10 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(20)*
Exclusive Option Agreement, dated November 7, 2012, by and between Nautilus Marine Acquisition Corp. and Vega Resource Group AS (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(g)	Not applicable.
(h)	Not applicable.

* Previously filed.